SECUR 12012444 ION

Mail S
FEB 29 2012
Washington, DC
122

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68151

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Parker Point Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Park Central Drive, Suite #300
(No. and Street)

Southborough	MA	01772
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel McDermott 508-786-0480
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gray, Gray, & Gray, LLP
(Name – *if individual, state last, first, middle name*)

34 Southwest Park	Westwood	MA	02090
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2012
02 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel McDermott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Parker Point Capital, LLC, as of February 28, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO

Title

Notary Public

JOHN J. O'NEIL, JR.
Notary Public, Commonwealth of Massachusetts
My Commission Expires December 28, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PARKER POINT CAPITAL, LLC

AUDITED FINANCIAL STATEMENTS
AND OTHER FINANCIAL INFORMATION

DECEMBER 31, 2011

NOTIFICATION TO THIRD PARTY USERS OF THIS REPORT

This report was prepared subject to the terms and conditions set forth in an engagement letter. By relying upon this report, all users shall be deemed to agree to the terms and conditions of that engagement letter. Users intending to rely upon this report should contact the issuer to obtain a copy of its applicable terms and conditions. This report is intended for the exclusive use of the clients of the issuer and others to whom the issuer has expressly granted consent.

PARKER POINT CAPITAL, LLC

AUDITED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

DECEMBER 31, 2011

AUDITED FINANCIAL STATEMENTS

OTHER FINANCIAL INFORMATION

24 SOUTHWEST PARK
WESTWOOD, MA 02090
TEL: 781-407-0300
FAX: 781-407-0303

GG&G
GRAY GRAY & GRAY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
VISION • DIRECTION • SUCCESS
WWW.GGGCPAS.COM

INDEPENDENT AUDITORS' REPORT

Board of Directors of
Parker Point Capital, LLC

We have audited the accompanying statements of financial condition of **Parker Point Capital, LLC** as of December 31, 2011 and 2010, and the related statements of operations, changes in member's equity and cash flows – direct method for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Parker Point Capital, LLC** as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental information contained on Pages 12 - 13 required by Rule 17a-5 under the Securities Exchange Act of 1934 are presented for purposes of additional analysis and are not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

GRAY, GRAY & GRAY, LLP

Gray, Gray & Gray, LLP

February 21, 2012

PARKER POINT CAPITAL, LLC

STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 31, 2011	December 31, 2010
ALLOWABLE ASSETS		
Cash	$ 130,321	$ 118,945
TOTAL ALLOWABLE ASSETS	130,321	118,945
NON-ALLOWABLE ASSETS		
Prepaid expenses	2,440	3,000
TOTAL NON-ALLOWABLE ASSETS	2,440	3,000
TOTAL ASSETS	$ 132,761	$ 121,945

LIABILITIES AND MEMBER'S EQUITY

	2011	2010
AGGREGATE INDEBTEDNESS		
Accounts payable	$ 19	$ -
Accrued expenses	5,094	7,760
Deferred revenue	88,361	55,000
TOTAL AGGREGATE INDEBTEDNESS	93,474	62,760
MEMBER'S EQUITY	39,287	59,185
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 132,761	$ 121,945

The accompanying notes are an integral part of these financial statements.

PARKER POINT CAPITAL, LLC

STATEMENTS OF OPERATIONS

	Year Ended December 31, 2011	Year Ended December 31, 2010
REVENUES		
Operating revenues	$ 541,639	$ 401,667
Interest income	99	94
TOTAL REVENUES	541,738	401,761
EXPENSES		
Salaries and wages	220,915	142,688
Software licensing	162,409	120,583
Salaries and wages related costs	57,402	31,902
Consulting fees	34,675	45,678
Commission expense	34,250	32,000
Rent expense	10,318	7,389
Corporate fees	10,221	-
Accounting fees	8,000	8,063
Office expense	5,078	2,148
Telephone and utilities	4,852	3,995
Internet expense	3,948	876
Repairs and maintenance	3,359	3,013
Professional fees	2,911	11,071
Travel expense	1,290	2,557
Credit card fees	1,120	1,488
Advertising and promotion	888	2,545
Legal fees	-	2,497
TOTAL EXPENSES	561,636	418,493
LOSS FROM OPERATIONS	$ (19,898)	$ (16,732)

The accompanying notes are an integral part of these financial statements.

PARKER POINT CAPITAL, LLC

STATEMENTS OF CHANGES IN MEMBER'S EQUITY

YEARS ENDED DECEMBER 31, 2011 and 2010

	Common Units		Accumulated	
	Shares	Amounts	Deficit	Total
BALANCE, JANUARY 1, 2010	1,000	$ 30,500	$ (14,083)	$ 16,417
ADDITIONAL PAID-IN CAPITAL	-	59,500	-	59,500
NET LOSS	-	-	(16,732)	- (16,732)
BALANCE, DECEMBER 31, 2010	1,000	90,000	(30,815)	59,185
NET LOSS	-		(19,898)	(19,898)
BALANCE, DECEMBER 31, 2011	1,000	$ 90,000	$ (50,713)	$ 39,287

The accompanying notes are an integral part of these financial statements.

PARKER POINT CAPITAL, LLC

STATEMENTS OF CASH FLOWS - DIRECT METHOD

	Year Ended December 31, 2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash received	$ 575,099	$ 450,094
Cash paid out	(563,723)	(408,703)
NET CASH PROVIDED BY OPERATING ACTIVITIES	11,376	41,391
CASH FLOWS FROM FINANCING ACTIVITIES		
Additional paid-in capital	-	59,500
NET CASH PROVIDED BY FINANCING ACTIVITIES	-	59,500
NET INCREASE IN CASH	11,376	100,891
CASH AT BEGINNING OF YEAR	118,945	18,054
CASH AT END OF YEAR	$ 130,321	$ 118,945

The accompanying notes are an integral part of these financial statements.

	Year Ended December 31,	
	2011	2010
RECONCILIATION OF NET LOSS TO NET CASH PROVIDED BY OPERATING ACTIVITIES:		
Net loss	$ (19,898)	$ (16,732)
Adjustments to reconcile net loss to net cash provided by operating activities:		
(Increase) decrease in assets:		
Related party receivable	-	2,451
Prepaid expenses	560	2,034
Increase (decrease) in liabilities:		
Accounts payable	19	(75)
Accrued expenses	(2,666)	5,380
Deferred revenue	33,361	48,333
TOTAL ADJUSTMENTS	31,274	58,123
NET CASH PROVIDED BY OPERATING ACTIVITIES	$ 11,376	$ 41,391

The accompanying notes are an integral part of these financial statements.

PARKER POINT CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011

NOTE 1 – BUSINESS

Organization – Parker Point Capital, LLC (the "Company") was organized as a single member Massachusetts Limited Liability Company on August 14, 2008. The purpose of the Company is to provide services as a securities broker-dealer, and to carry on any lawful business, purpose or activity that is permitted of a limited liability company under the Act and to engage in any and all lawful activities necessary, advisable or incidental thereto and to take such other actions as the member determines to be necessary or appropriate to carry on the business of the Company. The single member is Brighton House Associates, LLC (BHA). The Company shall have a perpetual existence unless it is dissolved. The member's liability is limited to their capital contributions plus any member loans.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Cash – The cash balances may fluctuate during the year and can exceed the Federal Deposit Insurance Corporation's (FDIC) coverage limit of $250,000. However, all funds in noninterest-bearing accounts are temporarily insured in full by the FDIC through December 31, 2012.

Revenue Recognition – Consulting and other income is recognized by the Company when earned.

Income Taxes – No income taxes have been provided as the Company has elected to be taxed as a single member limited liability company and is therefore disregarded for income tax purposes.

The Company is required to recognize the financial statement impact of a tax position unless it is more likely than not that the position will be sustained upon examination. If applicable, the Company recognizes accrued interest related to unrecognized tax benefits in interest and penalties recognized in operating expenses.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Advertising and Promotion – Advertising and promotion costs are expensed when incurred. Advertising and promotion expense totaled $888 and $2,545 for the years ended December 31, 2011 and 2010, respectively.

Concentrations of Credit Risk – Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash. The Company places its cash with high-quality financial institutions to reduce its credit risk.

Reclassification – Certain reclassifications, none of which affect income, have been made to the 2010 financial statements to conform to the 2011 presentation.

NOTE 3 – NET CAPITAL REQUIREMENTS

Pursuant to net capital provision of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, the greater of $5,000 or 6 2/3% of its aggregate indebtedness, as defined. Net capital may fluctuate on a daily basis. The Company had net capital, as defined, of $30,616 at December 31, 2011. The minimum net capital requirement is $6,231. The Company's ratio of aggregate indebtedness to net capital at December 31, 2011 was 254%.

NOTE 4 – RELATED PARTY TRANSACTIONS

Included in consulting fees, salaries and wages, taxes and licenses, office expense, rent (as a tenant-at-will), telephone and utilities, and miscellaneous are charges by BHA, the single member, for the Company's allocable share of expenses which amounted to $300,899 and $196,346 for the years ended December 31, 2011 and 2010, respectively.

BHA, the single member, charged software licensing fees which amounted to $162,409 and $120,583 for the years ended December 31, 2011 and 2010, respectively.

NOTE 5 – INCOME TAXES

Currently, the tax years ended December 31, 2008, 2009, and 2010 are open and subject to examination by the Internal Revenue Service and the Commonwealth of Massachusetts. However, the Company is not currently under audit nor has the Company been contacted by any of these jurisdictions.

Based on the evaluation of the Company's tax positions, management believes all positions taken would be upheld under an examination. Therefore, no provision for the effects of uncertain tax positions has been recorded for the year end December 31, 2011.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 21, 2012, the date which the financial statements were available to be issued. There were no events noted that required disclosure in these financial statements.

OTHER FINANCIAL INFORMATION

PARKER POINT CAPITAL, LLC

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED DECEMBER 31, 2011

Total member's equity from statement of financial condition	$ 39,287
Less non-allowable assets	2,440
Net capital before haircuts on security positions	36,847
Less haircuts on security positions	-
Net capital	$ 36,847
Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 6,232
Minimum dollar net capital required	$ 5,000
Net capital required (greater of 6-2/3% of total aggregate indebtedness and minimum dollar net capital required)	$ 6,232
Excess net capital (net capital less net capital required)	$ 30,615
Net capital less great of 10% of total aggregate indebtedness or 120% of minimum dollar net capital	$ 27,500
Total aggregate indebtedness from statement of financial condition	$ 93,474
Percentage of aggregate indebtedness to net capital	254%

There is no material differences between the above computation and the Company's corresponding unedited filing.

PARKER POINT CAPITAL, LLC

EXEMPTION FROM REQUIREMENTS UNDER RULE 15c3-3

YEAR ENDED DECEMBER 31, 2011

The Company claims exemption under provisions of Rule 15c3-3(k)(2)(i), and was in compliance with the conditions of such exemption.

The Company is not required to furnish information relating to possession or control requirements because it is exempt from Rule 15c3-3.

34 SOUTHWEST PARK
WESTWOOD, MA 02090
TEL: 781-407-0300
FAX: 781-407-0303

GG&G
GRAY GRAY & GRAY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
VISION • DIRECTION • SUCCESS
WWW.GGGCPAS.COM

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER – DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Parker Point Capital, LLC

In planning and performing our audit of the financial statements of **Parker Point Capital, LLC** (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

GRAY GRAY & GRAY, LLP

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

GRAY, GRAY & GRAY, LLP

Gray, Gray & Gray, LLP

February 21, 2012

34 SOUTHWEST PARK
WESTWOOD, MA 02090
TEL: 781-407-0300
FAX: 781-407-0303

GG&G
GRAY GRAY & GRAY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
VISION • DIRECTION • SUCCESS
WWW.GGGCPAS.COM

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILATION

Board of Directors
Parker Point Capital, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by **Parker Point Capital, LLC** and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating **Parker Point Capital, LLC's** compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). **Parker Point Capital, LLC's** management is responsible for **Parker Point Capital, LLC's** compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries (examined copy of the check in the August 2011 bank statement and noted the check clearing on the bank statement) noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences.

3. There were no adjustments reported in Form SIPC-7.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 noting no differences.

5. There was no overpayment applied to the current assessment with the Form SIPC-7.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

GG&G
GRAY GRAY & GRAY, LLP

Board of Directors
Parker Point Capital, LLC
Page 2

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

GRAY, GRAY & GRAY, LLP

Gray, Gray & Gray, LLP

February 21, 2012

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 2011
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068151 FINRA DEC
PARKER POINT CAPITAL LLC 12*12
2 PARK CENTRAL DR 3RD FL
SOUTHBOROUGH MA 01772-1777

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Laura Crosby-Brown
(603) 216-8918

2. A. General Assessment (item 2e from page 2) $ 1,354

B. Less payment made with SIPC-6 filed (exclude interest) (638)

7/26/2011
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 716

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 716

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 716

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Parker Point Capital, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 2nd day of February, 2012.

President & CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1, 20 11
and ending Dec 31, 20 11

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 541,639
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 541,639
2e. General Assessment @ .0025	$ 1,354

(to page 1, line 2.A.)